October 11, 2005

Mary Beth Breslin, Attorney-Advisor

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Amtech Systems, Inc.

Annual Report on Form 10-K for fiscal year ended September 30, 2004

File No. 0-11412

Ladies and Gentlemen:

Below, in question and answer format, please find our responses to your follow-up questions and comments dated September 19, 2005.

Form 10-K or the Fiscal Year Ended September 30, 2004

Consolidated Financial Statements

Note. 1. Summary of Significant Accounting Policies, page 41

Revenue Recognition, page 41

1.	We note your response to prior comment 17 in our letter dated June 30, 2005. You explain that the gross margin of deferred items has significantly increased because it is related to “holdbacks”, i.e. payments contingent upon the completion of installation and acceptance. We see that deferred gross margin is 100% at March 31, 2005 and decreases to 40% at June 30, 2004 [2005]. Please explain the circumstances contributing to the decrease in deferred gross margin. Clarify why you would not defer a consistent amount of revenue and costs for sales that have not met the revenue recognition criteria. Clarify how you determine the amount of product costs to be deferred for the holdback related to products that have not been accepted by the customer. Future filings should also clearly disclose the underlying reasons for changes in the amount of revenue and costs deferred.

R.	The decrease in gross margin was partially caused by the fact that during the quarter ended June 30, 2005, we completed the installation unit of accounting and obtained customer sign-off on thirteen orders on which we had previously deferred $693,000 of revenue and gross profit. Those orders also included both an equipment unit of accounting and an installation unit of accounting, requiring us to allocate the selling

Mary Beth Breslin, Attorney-Advisor

Division of Corporation Finance

United States Securities and Exchange Commission

October 11, 2005

price between the two units of accounting. The portion of the selling price allocated to the installation unit of accounting is the portion of the selling price that is contingent upon completion of the installation, i.e. the holdback. As a result, the revenue associated with the installation unit of accounting is generally significantly greater than the fair value and cost of the installation unit of accounting. Depending on the timing of the installation work, the costs incurred can range from zero, at the date of shipment to the date installation commences, to generally between five and twenty percent of the total deferred revenue. Often, all of the costs and activities of installation for equipment sales occur in the same period that the installation unit of accounting meets the criteria for revenue recognition. For these reasons, we believe the cumulative cost of installation on deferred installation units of accounting is not material and therefore we do not separately track them by project.

Also contributing to the decline in the deferred gross margin as of June 30, 2005 was the deferral of all the revenue attributable to a new product delivered during that quarter with a $0.7 million selling price. That order shipped near the end of June 2005 and the related equipment and installation units of accounting did not meet the criteria for revenue recognition as of the end of the quarter. Therefore, all of the revenue (both product and installation) and all related direct costs incurred for that system were deferred. Because this order had no profit in it, the deferred costs equaled the deferred revenue, i.e. had 0% deferred gross margin, greatly reducing the overall deferred gross margin.

In EITF 00-21 the task force agreed not to provide guidance on Issue 4, accounting for direct costs in an arrangement with multiple deliverables. In SAB Topic 13 we also find no guidance that indicates that we should defer a consistent amount of revenue and costs for sales that have not met the revenue recognition criteria. The remainder of our response to this comment No. 1 is devoted to describing how we apply the existing guidance to the recognition of revenues and how we are complying with Staff Accounting Bulletin 104.

Approximately fifty percent of our revenue is comprised of equipment (furnaces, automated loaders and lapping/polishing machines) sales and the remainder is derived from the sale of parts, upgrades and services. Multiple deliverables, installation services and equipment, are included in nearly all our equipment sales contracts. In accordance with Staff Accounting Bulletin Topic 13.1, we first make a “determination of the units of accounting within our arrangements by reference to the applicable accounting literature”, EITF 00-21, prior to the application of the guidance in SAB Topic 13. Our equipment sales and the related installation meet the criteria for separate units of accounting in paragraph 9 of EITF 00-21, as follows:

a.	The delivered equipment has value to the customer on a standalone basis, because (1) similar equipment with the same functionality is sold separately by other vendors and (2) the customer could resell the delivered equipment on a standalone basis and this often occurs when the customer has excess capacity and there are brokers and other businesses that facilitate the resale of such equipment.

Mary Beth Breslin, Attorney-Advisor

Division of Corporation Finance

United States Securities and Exchange Commission

October 11, 2005

b.	There is objective and reliable evidence of the fair value of the undelivered item(s). This is the going market rate for service engineers with experience in our product categories.

c.	Furthermore, our arrangements for the sale of equipment and installation do not include a general right of return.

Next, we allocate the total contract price to the equipment and installation units of accounting, according to paragraph 12 of EITF 00-21, which is based upon the relative fair value of the two units of accounting. However, in accordance with paragraph 14 of EITF 00-21, the amount allocable to the delivered equipment is lesser of the amount otherwise allocable and the non-contingent amount. For us, this means that the delivered equipment is allocated the contract price less the holdback, i.e. the amount contingent upon installation. This has the effect of allocating the contingent amount entirely to the installation unit of accounting. Since the contingent portion of the selling price allocated to the installation unit of accounting is 10-30% of the contract price, the revenue of that unit of accounting is significantly higher than the related fair value and costs. Furthermore, since many of our equipment orders ship near the end of the quarter or the customer is not immediately ready for installation to take place, there often are no or very little costs of installation incurred before the end of the period in which the equipment is delivered. Under these circumstances, there are no costs incurred related to the deferred revenue attributed to the installation unit of accounting to defer, resulting in deferred gross margin of up to 100%.

Next, we make a determination of whether the delivered equipment meets the criteria for revenue recognition, as follows. Section A.1. of Staff Accounting Bulletins Topic 13: Revenue Recognition states, “The staff believes that revenue generally is realized or realizable and earned when all of the following criteria are met:

• Persuasive evidence of an arrangement exists	Persuasive evidence of an arrangement exists in the form of the customer’s purchase order.

• Delivery has occurred or services have been rendered	Delivery has occurred, as our terms are F.O.B. our plant, or the equivalent, and title transfers upon shipment. See below regarding customer acceptance provisions.

• The seller’s price to the buyer is fixed or determinable	The price is fixed and determinable by reference to the customer’s purchase order.

• Collectibility is reasonably assured”	Collectibility is reasonably assured because most of our customers are large and well established. Where that is not the case, we require a deposit, and we generally will have received payment of 70 – 90% by the time our financial statements are finalized.

Mary Beth Breslin, Attorney-Advisor

Division of Corporation Finance

United States Securities and Exchange Commission

October 11, 2005

3.	Delivery and Performance

b.	Customer Acceptance

After delivery of a product or performance of a service, if uncertainty exists about customer acceptance, revenue should not be recognized until acceptance occurs. When such contractual customer acceptance provisions exist, the staff generally believes that the seller should not recognize revenue until customer acceptance occurs or the acceptance provisions lapse. However, the interpretive response to Question 1, states that formal customer sign-off is not always necessary to recognize revenue provided that the seller objectively demonstrates that the criteria specified in the acceptance provisions are satisfied.

Interpretative response (a) to Question 1 of SAB Topic 13A3.b, Customer Acceptance, concludes that “in arrangements where products are delivered for trial or evaluation purposes, revenue should not be recognized until the earlier of when acceptance occurs or the acceptance provisions lapse”. In the rare situations that we enter into an arrangement that is for a trial or evaluation unit, we defer all revenue and costs unless and until we obtain an unconditional purchase order for the unit, generally at the end of the trial period or the contingency has been resolved.

That interpretative response continues that, “In contrast, other arrangements do not purport to be for trial or evaluation purposes. In these instances, the seller delivers a specified product pursuant to a customer’s order, establishes payment terms, and transfers title to the delivered product to the customer. However, customer acceptance provisions may be included in the arrangement to give the purchaser the ability to ensure the delivered product meets the criteria set forth in its order.” The latter describes the arrangements that we have with our customers. Customer contract provisions are included to ensure our customers that we will complete the installation. These acceptance provisions are evaluated in accordance with (b), (c) and (d), below.

“(b) Acceptance provisions that grant a right of return or exchange on the basis of subjective matters.”	This criteria does not apply, because no right of return or exchange is granted in our arrangements.

Mary Beth Breslin, Attorney-Advisor

Division of Corporation Finance

United States Securities and Exchange Commission

October 11, 2005

“(c) Acceptance provisions based on seller-specified objective criteria. An example of such a provision is one that gives the customer a right of return or replacement if the delivered product is defective or fails to meet the vendor’s published specifications for the product.”	We do not grant a right of return, so this is not applicable.

“(d) Acceptance provisions based on customer-specified objective criteria. These provisions are referred to in this document (SAB Topic 13) as “customer-specific acceptance provisions” against which substantial completion and contract fulfillment must be evaluated. While formal customer sign-off provides the best evidence that these acceptance criteria have been met, revenue recognition also would be appropriate, presuming all other revenue recognition criteria have been met, if the seller reliably demonstrates that the delivered products or services meet all of the specified criteria prior to customer acceptance. (Emphasis added). For example, if a seller reliably demonstrates that a delivered product meets the customer-specified objective criteria set forth in the arrangement, the delivery criterion would generally be satisfied when title and the risks and rewards of ownership transfers unless product performance may reasonably be different under the customer’s testing conditions specified by the acceptance provisions. Further, the seller should consider whether it would be successful in enforcing a claim for payment even in the absence of formal sign-off. Whether the vendor has fulfilled the terms of the contract before customer acceptance is a matter of contract law, and depending on the facts and circumstances, an opinion of counsel may be necessary to reach a conclusion.”	When we sell equipment where the customer’s specifications have not been previously met with at least two similarly configured systems with similar process specifications, we defer all revenue (both product and installation) and the directly related incurred costs at the time of shipment. These deferred revenues and costs are later recognized in income at the time of customer acceptance. Conversely, when we have previously completed at least two or more prior installations and obtained customer acceptance of similarly configured equipment, with similar acceptance criterion, we have effectively demonstrated that the delivered equipment meets the customer-specific acceptance provisions, and we recognize the revenue allocated to the delivered equipment unit of accounting unless product performance may reasonably be different under the customer’s testing conditions specified by the acceptance provisions. Our position regarding acceptance is supported by the fact that in the twenty years Amtech has been in the equipment business, a customer has returned equipment only once and that was a product that would have been considered a new product, requiring 100% deferral, under our revenue recognition policy.

Mary Beth Breslin, Attorney-Advisor

Division of Corporation Finance

United States Securities and Exchange Commission

October 11, 2005

The above analysis provides a sound foundation for our deferral and recognition of the equipment revenue. However, the installation and customer sign-off often occur in a period subsequent to the period in which the equipment is delivered. In other words, the installation services have not been delivered or completed. Therefore, revenue attributable to the installation unit of accounting is always deferred until the installation is complete and accepted, as this is not considered inconsequential or perfunctory in relation to the installation unit of accounting. We have also considered whether there are any remaining performance obligations that might affect our recognition of revenue, as follows:

SAB Topic 13A3.c. Inconsequential or perfunctory performance obligations

“Question 1

Does the failure to complete all activities related to a unit of accounting preclude recognition of revenue for that unit of accounting?

Interpretive Response:

No. Assuming all other recognition criteria are met, revenue for the unit of accounting may be recognized in its entirety if the seller’s remaining obligation is inconsequential or perfunctory.”

“A seller should substantially complete or fulfill the terms specified in the arrangement related to the unit of accounting at issue in order for delivery or performance to have occurred. When applying the substantially complete notion, the staff believes that only inconsequential or perfunctory actions may remain incomplete such that the failure to complete the actions would not result in the customer receiving a refund or rejecting the delivered products or services performed to date. (emphasis added) In addition, the seller should have a demonstrated history of completing the remaining tasks in a timely manner and reliably estimating the remaining costs. If revenue is recognized upon substantial completion of the terms specified in the arrangement related to the unit of accounting at issue, all related costs of performance or delivery should be accrued.”

We have no remaining performance requirements related to the equipment unit of accounting, because we have already demonstrated with the acceptance of at least two similar pieces of equipment that the delivered equipment meets the customer’s acceptance specification. Most of our equipment sales contracts include a contingent payment for completion of the installation and acceptance, i.e. the holdback. However, that payment is allocated to the installation unit of accounting as explained above. Only the non-contingent portion of the selling price is allocated to the equipment unit of accounting. Also, the technology on which the equipment and its processes are based is extremely mature. For this reason the contingent portion of the selling price is really to assure the customer of timely completion of

Mary Beth Breslin, Attorney-Advisor

Division of Corporation Finance

United States Securities and Exchange Commission

October 11, 2005

a professional installation. This is evidenced by the fact that in the twenty years Amtech has been in the equipment business, it has had equipment returned only once.

Because our arrangements make the last payment by the customer, which is a stated percentage of the contract price, contingent upon completion of the installation, the customer likely would not pay for (i.e. will reject) any of the installation services performed until completion and acceptance. Therefore, until the requirements for the payment of the holdback are satisfied, failure to complete the installation would generally result in the customer rejecting any partially performed installation services included in the installation unit of accounting. However, even if the customer were to withhold the final payment, that would have no effect on the non-contingent payments allocated to the equipment unit of accounting. Nonetheless, all of the revenue allocated to the installation unit of accounting is contingent and therefore not considered inconsequential or perfunctory and is deferred.

The interpretative response to question 2 of SAB Topic 13A3.c concludes with, “The staff also considers the following factors, which are not all-inclusive, to be indicators that a remaining performance obligation is substantive rather than inconsequential or perfunctory:

From question 2 of SAB Topic 13A3.c	Equipment	Installation
• The seller does not have a demonstrated history of completing the remaining tasks in a timely manner and reliably estimating their costs.	NA. We do have such a demonstrated history.	NA. We do have such a demonstrated history.

• The cost or time to perform the remaining obligations for similar contracts historically has varied significantly from one instance to another.	NA. There is no substantive remaining obligations related to the equipment	Once the customer’s facilities are ready and installation begins there are generally no significant variances.

• The skills or equipment required to complete the remaining activity are specialized or are not readily available in the marketplace.	Not applicable.	NA. There are many competitors and independent service engineers in the marketplace that could complete the remaining work.

Mary Beth Breslin, Attorney-Advisor

Division of Corporation Finance

United States Securities and Exchange Commission

October 11, 2005

From question 2 of SAB Topic 13A3.c	Equipment	Installation

•      The cost of completing the obligation, or the fair value of that obligation, is more than insignificant in relation to such items as the contract fee, gross profit, and operating income allocable to the unit of accounting.

	Not applicable.	YES. The cost of completing the remaining obligations is more than insignificant in relation to the gross profit and operating income allocable to the installation unit of accounting.

•      The period before the remaining obligation will be extinguished is lengthy. Registrants should consider whether reasonably possible variations in the period to complete performance affect the certainty that the remaining obligations will be completed successfully and on budget.

	Not applicable.	The period before the remaining obligation will be extinguished is not lengthy, i.e. generally one to six months.

• The timing of payment of a portion of the sales price is coincident with completing performance of the remaining activity.	The timing of the payment of the portion of the selling price allocated to the equipment is not coincident with completing performance of the remaining activity.	Yes. The holdback is paid at the time installation is completed.

“Registrants’ determinations of whether remaining obligations are inconsequential or perfunctory should be consistently applied.”

Because the timing of payment of a portion of the sales price, generally equal to the 10-30% of the contract price that is allocated to the installation unit of accounting in accordance with paragraphs 12 and 14 of EITF 00-21, is coincident with completing the installation, we defer that amount until completion and acceptance. Our determinations of whether the remaining obligations are inconsequential or perfunctory are consistently applied.

Mary Beth Breslin, Attorney-Advisor

Division of Corporation Finance

United States Securities and Exchange Commission

October 11, 2005

The interpretive response to SAB Topic 13A3.c Question 3 indicates that even if our equipment and installation service were determined to be one unit of accounting, the accounting result would be the same, i.e. deferral of the contingent portion of the selling price.

“Facts:

Consider a unit of accounting that includes both equipment and installation because the two deliverables do not meet the separation criteria under 00-21EITF Issue 00-21. This may be because the equipment does not have value to the customer on a standalone basis, there is no objective and reliable evidence of fair value for the installation or there is a general right of return when the installation is not considered probable and in control of the vendor.

Question:

In this situation, must all revenue be deferred until installation is performed?

Interpretive Response:

Yes, if installation is essential to the functionality of the equipment. Examples of indicators that installation is essential to the functionality of equipment include:

•	The installation involves significant changes to the features or capabilities of the equipment or building complex interfaces or connections; (Installation of our equipment does not significantly change the features or functionality of the equipment or require building complex interfaces or connections).

•	The installation services are unavailable from other vendors. (Installation services are available from other vendors.)

Conversely, examples of indicators that installation is not essential to the functionality of the equipment include:

•	The equipment is a standard product; (Our equipment is a standard product once we have previously completed at least two or more prior installations and obtained customer acceptance of similarly configured equipment, with similar processes and with similar acceptance criterion.)

•	Installation does not significantly alter the equipment’s capabilities; (This is correct.)

•	Other companies are available to perform the installation. (Yes.)

“If it is determined that the undelivered service is not essential to the functionality of the delivered product but a portion of the contract fee is not payable until the undelivered service is delivered, the staff would not consider that obligation to be inconsequential or perfunctory. Generally, the portion of the contract price that is withheld or refundable should be deferred until the outstanding service is delivered because that portion would not be realized or realizable.”

While the equipment and installation are separate units of accounting, as indicated above, the staff’s position as stated above indicates that the

Mary Beth Breslin, Attorney-Advisor

Division of Corporation Finance

United States Securities and Exchange Commission

October 11, 2005

accounting for revenue recognition would be the same even if the equipment and installation services were one unit of accounting, which is to defer the contingent portion of the contract price.

In future filings we will clearly disclose the underlying reasons for changes in the amount of revenue and costs deferred.

Controls and Procedures, page 57

2.	We note your responses to prior comments 23, 26 and 27. Please file the amendments to your Form 10-K, as well as your Form 10-Q for the quarter ended December 31, 2004, as requested.

R.	We will file the amendments to our Form 10-K for fiscal year 2004 and to our report on Form 10-Q for the quarter ended December 31, 2004.

Form 8-K dated September 27, 2004

Unaudited Pro Forma Condensed Combined Financial Information

3.	We note your response to prior comment 22 and 29 in our letter dated June 30, 2005 that you will account for contingent payments made for inventory in excess of the amount originally paid to the seller similar to any other inventory purchase. It appears, based upon the guidance in paragraph 37(c) of SFAS 141, that inventory should be recorded initially at estimated selling prices. Tell us how you originally valued the inventory acquired and whether the acquired inventory was originally recorded at fair value. Additionally, contingent payments should be recorded as additional cost of the acquired entity. Refer to paragraph 27 of SFAS 141. Please support your accounting basis for recording contingent payments as inventory rather than additional purchase price.

R.	According to the asset purchase agreement, the purchase price was:

1.3	Purchase Price.

(a)	General. The purchase price for all of the Purchased Assets (the “Purchase Price”) shall be as follows:

(i)	three million two hundred twenty-six thousand three hundred sixty one dollars ($3,226,361.00) in cash paid at the Closing by wire transfer of immediately available funds to an account designated by the Seller (the “Closing Cash Amount”), subject to adjustment as provided in Sections 1.3(c) and (d);

(ii)	up to Nine hundred seventy thousand dollars ($970,000.00) paid in accordance with Section 1.3(b) (the “Inventory Cap”); and

(iii)	the assumption by the Buyer of the Assumed Liabilities (as defined in Section 1.4).

Mary Beth Breslin, Attorney-Advisor

Division of Corporation Finance

United States Securities and Exchange Commission

October 11, 2005

We allocated the $3.2 million cash purchase price plus the value of the small amount of assumed liabilities (1.3(a)(i) and (iii) of the asset purchase agreement, respectively) to all of the assets, excluding only the “consigned inventory” which has its own purchase price, the Inventory Payment as described in 1.3(b) and capped in 1.3(a)(ii).

The inventory is primarily comprised of purchased parts, which is to be valued at replacement cost, according to guidance in paragraph 37(c)(3) of SFAS 141. The purchase price was allocated to the inventory based upon the seller’s cost, which we believe approximates replacement cost and fair value. We excluded from this allocation $970,000 of the slowest moving inventory, as it is substantively like consignment inventory, because we do not pay for it until and unless we sell it or otherwise consume it in our operations within five (5) years.

As would be expected with consigned inventory, the asset purchase agreement requires that we give a quarterly accounting for the inventory. An excerpt from the asset purchase agreement spells out the terms for the contingent payments, i.e. “Inventory Payment”, as follows:

“1.3(b) Inventory Payments

(i) On the twentieth day of each February, May, August and November following the Closing (each a Payment and Accounting Date) and ending on the first Payment and Accounting Date following the five year anniversary of the Closing Date, the Buyer shall deliver to the Seller a detailed accounting in the form attached hereto as Exhibit 1.3(b) (the Inventory Accounting) of each item of Inventory consumed or otherwise used by the Buyer (the Consumed Inventory) during the immediately preceding calendar quarter and Sellers cost thereof (Sellers Cost of Consumed Inventory). The Inventory Accounting shall be certified by the Buyers chief financial officer as being true and accurate in all respects. For purposes of calculating Sellers Cost of Consumed Inventory, the unit cost set forth on Schedule 1.1(a)(i) shall govern. Commencing with the Payment and Accounting Date on which the aggregate Sellers Cost of Consumed Inventory shall have exceeded two million two hundred seventy thousand five hundred forty one dollars ($2,270,541.00), the Buyer shall pay to the Seller by wire transfer of immediately available funds to an account designated by the Seller an amount equal to the Sellers Cost of Consumed Inventory in excess of the sum of (x) two million two hundred seventy thousand five hundred forty one dollars ($2,270,541.00) and (y) any amounts previously paid to the Seller, if any, by operation of this Section 1.3(b). The aggregate payments pursuant to this Section 1.3(b)(i) shall not exceed the Inventory Cap. The Buyer shall consume an item available in Inventory prior to consuming that same item from another inventory source. To the extent the Buyer shall consume or use any specific item of inventory in lieu of a specific item of Inventory at a time when that specific item of Inventory is available for consumption and use, the Buyer shall be deemed to have consumed Inventory for purposes of calculating the amounts payable hereunder.”

Mary Beth Breslin, Attorney-Advisor

Division of Corporation Finance

United States Securities and Exchange Commission

October 11, 2005

As generally the case with consigned inventory, we do not pay for unusable inventory, as our agreement includes the following terms:

“1.3(b)(ii) Should any specific items of Inventory be found to be unusable (Unusable Inventory) through no fault of the Buyer (e.g., design changes following Closing or Buyer breakage), the Buyer shall provide a list of such Unusable Inventory items and associated costs to the Seller on the next Payment and Accounting Date, and, at the written request of the Seller, deliver at the Sellers cost such items of Unusable Inventory to the Seller together with a written explanation as to why such items are unusable. To the extent the Seller agrees that such items of Inventory are Unusable Inventory in the exercise of its reasonable judgment, the Sellers cost thereof (based on the unit cost set forth on Schedule 1.1(a)(i)) shall not be included in the Sellers Cost of Consumed Inventory and shall be applied to reduce the Inventory Cap.”

However, as with consigned inventory, we have agreed to insure the seller’s interest in the inventory, as indicated in the following excerpt from the agreement:

“(iii) The Buyer shall insure the Inventory against theft and casualty in amounts at least equal to Sellers cost. Upon the occurrence of any theft of or casualty to the Inventory, the Buyer shall pay to the Seller all insurance proceeds and any deductible related thereto in respect of such theft or casualty immediately upon receipt of such proceeds.”

Also, the seller has retained the right to inspect the inventory, as is common with consigned inventory, and as provided in the following portion of our agreement:

(iv) For purposes of verifying the Inventory Accounting and the amounts due and payable pursuant to this Section 1.3(c), the Seller and its representatives shall have the right to inspect the Inventory and the Buyers books and records related thereto, including sales records, upon reasonable prior notice.

As indicated in section 1.3(b)(i) of the agreement, our last “Inventory Payment” will be due in August 2010, i.e. “following the five year anniversary of the Closing Date”. Thereafter, we have no further obligation to make Inventory Payments, the assumption being that any inventory that could not be sold or consumed in production during that time it is of no value. This is the same as having a right to return the inventory, if we are unable to use it within five years from the close of the transaction. For the above reasons, we believe contingent payments made, if any, should be treated as payment for the purchase of consigned inventory. This accounting treatment is in “sync” or complements the Staff’s position in Staff Accounting Bulletin Topic 13A2 in its interpretive response to Question 2 related to there being persuasive evidence of an arrangement, which states in part:

“The staff believes that the presence of one or more of the following characteristics in a transaction precludes revenue recognition even if title to the product has passed to the buyer:

1. The buyer has the right to return the product and: (Which we do.)

a)	the buyer does not pay the seller at the time of sale, and the buyer is not obligated to pay the seller at a specified date or dates. (This is true.)

b)	the buyer does not pay the seller at the time of sale but rather is obligated to pay at a specified date or dates, and the buyer’s obligation to pay is contractually or implicitly excused until the buyer resells the product or subsequently consumes or uses the product,” (This is our situation.)

Mary Beth Breslin, Attorney-Advisor

Division of Corporation Finance

United States Securities and Exchange Commission

October 11, 2005

The transaction with the above characteristics is in essence one of consigned inventory, which is the accounting treatment we believe is appropriate in our transaction. The existence of the contingent payments, which are based upon our future consumption of the inventory acquired, is analogous to our holding the slowest moving $970,000 of acquired inventory on a consignment basis. As stated above, we excluded from the purchase price allocation $970,000 of the slowest moving, or “consigned inventory”. So, as with the purchase of consigned inventory, we believe the charge for any contingent payment(s) should be to inventory purchases (i.e. cost of sales).

Paragraph 27 of SFAS 141 states, “In general, the issuance of additional securities or distribution of other consideration at resolution of contingencies based upon earnings shall result in an additional element of costs of an acquired entity. (emphasis added)” The contingent use of this inventory has no direct relationship to earnings, because the sale of inventory does not always result in profit. The use of such inventory would not necessarily result in a direct proportionate increase in sales, because mark-ups vary. Also, with or without the seller’s excess inventory, we would expect to have approximately the same revenue and earnings, because we would buy the inventory items we needed directly from the vendors at approximately the same cost. It is only the seller that gains anything through the sale of this excess inventory. Therefore, we do not believe that purchases of the seller’s excess inventory, when and as needed, which has essentially been consigned to us, should be treated as an additional element of cost of the acquired entity.

In any event, we do not expect any contingent Inventory Payments to be made, as evidenced by the fact that in addition to the exclusion of $970,000 of the inventory from the purchase price allocation, we wrote off an additional $0.3 million of inventory during the first quarter following the acquisition.

We believe we have responded fully to your comments and questions and will be following up with the reviewer in the next several days after he or she has had an opportunity to assess our responses. Since we are in the process of closing fiscal 2005, we would appreciate the certainty that you can provide with a timely reply. If you have any questions, please contact the undersigned, cell (602) 684-3087 or (480) 967-5146 extension 17.

Best regards,

Amtech Systems, Inc.

Robert T. Hass, CPA

Vice President-Finance/CFO